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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69515

Securities and Exchange Commission
Trading and Markets

FEB 1 4 2020

RECEIVED

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MIAC Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue, Suite 900
(No. and Street)

New York	NY	10175
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name -- *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 1 4 2020
Washington DC
415

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

RMS ✓

OATH OR AFFIRMATION

I, Stephen S. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIAC Capital Markets LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Elijah Hall
Commission # GG037738
Expires: October 11, 2020
Bonded thru Aaron Notary

NOTARY PUBLIC STATE OF FLORIDA

This report** contains (check all applicable boxes):

- [X] (a) Report of Independent Registered Public Accounting Firm
- [X] (b) Facing page.
- [X] (c) Statement of Financial Condition.
- [ ] (d) Statement of Operations
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Cash Flows
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) Exemption from SEA Rule 15c3-3

MIAC CAPITAL MARKETS LLC

December 31, 2019

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
MIAC Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MIAC Capital Markets, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2015.

New York, New York
January 31, 2020

MIAC CAPITAL MARKETS LLC

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	142,762
Prepaid Registration Fees		238
Total Assets	$	143,000
Liabilities and Member's Equity		
Due to parent	$	90,438
Total Liabilities		90,438
Member's Equity		52,562
Total Liabilities and Member's Equity	$	143,000

MIAC CAPITAL MARKETS LLC
December 31, 2019
Notes to the Financial Statements

1. Organization and Description of Business

MIAC Capital Markets, LLC, (the "Company") was formed in 2014 as a New York state Limited Liability Company. The Company is directly and wholly-owned by the Mortgage Industry Advisory Corporation, "MIAC", a registered SEC Investment Advisor incorporated in 1989 under the laws of the State of Minnesota. The Company's indirect owners are Robert Husted and Paul VanValkenburg, both of whom are principals of MIAC and own equally the entirety of MIAC's voting shares.

The Company is a registered broker-dealer primarily engaged in the referral of transactions in mortgage-backed securities identified by CUSIP. These securities are either SEC-registered securities (for secondary trading only), or securities that may be sold under a registration exemption, such as Rule 144A and/or Regulation S. The Company's referral activities involve agency issued and guaranteed mortgage-backed securities, and private-label, secondary issue only mortgage backed securities registered with the SEC. The Company is dependent on its parent MIAC for financial support and will continue to be through 2020.

2. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent on MIAC to fund its development and ongoing operations as the Company has not yet generated sufficient revenue. MIAC intends to provide additional financing, either through direct contributions of capital or through the forgiveness of intercompany debt, until positive cash flows are generated. MIAC is not contractually obligated to continue to provide support. During the year ended December 31, 2019, MIAC extinguished debt of the Company totaling $121,269. Subsequent to December 31, 2019, MIAC has agreed to provide additional capital through the forgiveness of intercompany debt.

3. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, a limited liability company, has elected to be taxed as a disregarded entity under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is subject to New York City unincorporated business tax on its earnings. No current year provision has been recorded due to taxable loss.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that

Notes to the Financials Statements

require adjustments to the financial statements in order to comply with the provisions of this guidance. The Company recognizes penalties as income tax expense. During the year ended December 31, 2019, the Company did not incur any interest and penalties. Tax returns since inception are open for examination.

4. Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers" using the full retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Success fees from engagements are typically variable fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction). The Company derives revenue from broker dealer referrals of transactions in mortgage backed securities identified by CUSIP.

The Company is compensated on a per-transaction basis. When a transaction results from an introduction of a prospective buyer and seller, the Company will receive a fee from the asset seller. Although the commission is negotiable and may vary from one transaction to another, the standard and customary commission in the mortgage brokerage industry is 25 basis points of the unpaid principal balance or market value of the security or asset being sold. In all instances, the amount of compensation generated will comply with regulatory guidelines.

5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $52,324, which exceeded the requirement by $46,295.

Notes to the Financials Statements

6. Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this could involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

7. Related Party Transactions

The Company has entered into an expense sharing agreement with MIAC, as of December 23, 2014 whereby all expenses related to the business of the Company will be borne by the Company as follows. All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act")' (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and

All FINRA related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

Any expenses paid by MIAC on behalf of the Company will be reimbursed by the Company at the cost to MIAC including that for use of the New York office space (office space lease is in the name of MIAC) which has aggregated $90,438 for the year ended December 31, 2019 and is outstanding as of December 31, 2019 and included in amounts due to related party. 2019 expenses incurred under the expense sharing agreement totaled $90,669.

This agreement shall be terminated upon the cessation of the Company's commercial operations.

8. Subsequent Events

The Company has evaluated subsequent events through the date of this report.